Exhibit 99.3

FORM OF VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of _______________, 2023, by and between Tilray Brands, Inc., a corporation existing under the laws of the State of Delaware (“Tilray”), and [●], an individual resident in the city of [●], [●] (the “Shareholder”).

WHEREAS, the Shareholder is the beneficial owner of certain common shares (the “HEXO Shares”) of HEXO Corp., a corporation existing under the laws of the Province of Ontario (“HEXO”), as described more particularly on Schedule A hereto (together with any additional HEXO Shares acquired after the date hereof, the “Subject Shares”);

WHEREAS, Tilray has entered into an arrangement agreement dated [●], 2023 with HEXO (the “Arrangement Agreement”), pursuant to which, among other things, Tilray is proposing to acquire all of the issued and outstanding shares of HEXO in the manner provided for by the plan of arrangement (the “Plan of Arrangement”); and

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement and in order to induce Tilray to enter into the Plan of Arrangement, the Shareholder is willing to execute and deliver this Agreement and to make certain representations, warranties, covenants and agreements with respect to the Subject Shares.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1 All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

ARTICLE 2

COVENANTS OF THE SHAREHOLDER

2.1 The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the “Expiration Time”):

(a)

direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement;

(b)

not directly or indirectly option for sale, offer, sell, gift, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing;

(c)

except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares held as of the record date for voting at the Meeting, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of HEXO’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)

not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by HEXO in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of HEXO in favour of the Arrangement Resolution;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Company Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)

not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)

not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any Dissent Rights;

(j)

subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Tilray would offer to acquire all of the HEXO Shares (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Tilray; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2 For greater certainty, any HEXO Shares or other securities of HEXO that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended (the “Exchange Act”)) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3 Tilray acknowledges and agrees that (a) each Shareholder is bound hereunder solely in its capacity as a securityholder of the HEXO and that the provisions hereof shall not be deemed or interpreted to bind the Shareholder in its capacity as a director or officer of HEXO (if the Shareholder holds such office); and (b) nothing in this Agreement will prevent Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of HEXO as a director or officer of the HEXO or HEXO’s Subsidiaries, after considering the advice of external legal counsel.

ARTICLE 3

AGREEMENT TO VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTIONS

3.1 The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)

to vote the Subject Shares held as of the record date for voting at the Meeting, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to such Subject Shares at the Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of HEXO with respect to the Arrangement Resolution) (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement; (ii) against any Adverse Proposal (as defined below); and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)

if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Meeting, the Shareholder shall deliver or cause to be delivered to Tilray, a copy of the duly executed proxy or proxies in respect of the Subject Shares held as of the record date for shareholders entitled to vote at the Meeting directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(c)

if the Shareholder is the beneficial owner of any of the Subject Shares as of the record date set for voting at the Meeting, no later than five Business Days prior to the date of the Meeting, the Shareholder shall deliver or cause to be delivered to Tilray a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Meeting in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by HEXO in the proxy statement accompanying the Company Circular;

(e)

to appoint Tilray and any designee of Tilray, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)

not to tender for any bid or tender offer for HEXO Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2 For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of HEXO (other than as contemplated in the Arrangement Agreement), (c) any amendment to HEXO’s charter or organizational documents (other than as contemplated in the Arrangement Agreement), (d) any material change in the capitalization of HEXO or HEXO’s corporate structure or in any material terms of any security of HEXO, or otherwise obligating HEXO to grant any security (other than as contemplated in the Arrangement Agreement), or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement.

ARTICLE 4

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1 The Shareholder represents, warrants and, where applicable, covenants to Tilray as follows, and acknowledges that Tilray is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)

(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)

the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)

this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Tilray against the Shareholder in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(d)

if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)

none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder’s property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)

the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Tilray or the Shareholder under this Agreement or the Arrangement Agreement;

(g)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Shareholder, threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder; and

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF TILRAY

5.1 Tilray represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)

Tilray has been duly formed and is validly existing under the laws of the state of Delaware and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement and the completion by Tilray of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Tilray and no other corporate proceedings on the part of Tilray are necessary to authorize the execution and delivery by it of this Agreement or the completion by Tilray of the transactions contemplated hereby;

(c)

this Agreement has been duly executed and delivered by Tilray and constitutes the legal, valid and binding obligation of Tilray enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(d)

the execution and delivery by Tilray of this Agreement or the completion or performance of the transactions contemplated in this Agreement or the compliance by Tilray with its obligations in this Agreement will not result in a breach of or constitute a default (with or without notice of lapse of time or both) under any provision of (i) the constating documents of Tilray, (ii) any agreement or instrument to which Tilray is a party or by which Tilray or any of their property or assets is bound, (iii) any judgment, decree, order or award of any Governmental Entity, or (iv) any Law applicable to Tilray in the context of the Arrangement or this Agreement;

(e)

no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Tilray in connection with the execution and delivery of this Agreement and the performance by it of its obligations hereunder; and

(f)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of Tilray, threatened against Tilray or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of Tilray to enter into this Agreement and to perform its obligations hereunder.

ARTICLE 6

TERMINATION

6.1 This Agreement shall terminate automatically, without any required notice, upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Tilray mutually agree to terminate this Agreement; (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms (other than in connection with the acceptance by HEXO of a Superior Proposal); and (iv) unless extended by mutual agreement of the Shareholder, on the one hand, and Tilray, on the other hand, on the Outside Date if the Effective Time has not yet occurred.

ARTICLE 7

DISCLOSURE

7.1 The Shareholder (i) consents to the details of this Agreement being set out in the Company Circular and accompanying proxy statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Tilray and HEXO of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Tilray or HEXO reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement

Agreement, (iii) agrees promptly to give to Tilray and HEXO any information either may reasonably require for the preparation of any such disclosure documents, including the Company Circular and accompanying proxy statement and (iv) agrees to promptly notify Tilray and HEXO of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

ARTICLE 8

GENERAL

8.1 This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2 The Shareholder and Tilray shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3 This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4 Time shall be of the essence of this Agreement.

8.5 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

Tilray Brands, Inc.

655 Madison Avenue

19th Floor

New York, New York

10065

Attention:       Mitchell Gendel

Email:            [REDACTED CONFIDENTIAL PERSONAL INFORMATION]

with a copy (which shall not constitute notice) to:

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000

100 King Street West, PO Box 367

Toronto, ON M5X 1E2

Attention:       Russel Drew

Email:             russel.drew@dlapiper.com

With a copy (which will not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York

10020-1104

Attention:       Christopher Giordano

Email:             christopher.giordano@dlapiper.com

(b)	if to HEXO:

HEXO Corp.

3000 Solandt Rd

Kanata, ON

K2K 2X2

Attention:      General Counsel

Email:            [REDACTED CONFIDENTIAL PERSONAL INFORMATION]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

Attention:       Amar Leclair-Ghosh and Elliot Shapiro

Email:             amar.leclair-ghosh@nortonrosefulbright.com and

                         elliot.shapiro@nortonrosefulbright.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto,

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6 This Agreement will be governed by, construed and interpreted and enforced in accordance with the laws of Ontario and the federal laws of Canada applicable therein, without regard to the conflict of laws, rules or principles thereof (or any other jurisdiction to the extent such laws, rules or principles would direct a matter to another jurisdiction). Each of the Parties hereby irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in Toronto, Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement, and irrevocably waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

8.7 Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction.

8.8 If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9 This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10 The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[Signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TILRAY BRANDS, INC.

By:
Name: Title:

[●]

SCHEDULE A

LIST OF SHAREHOLDERS

and

OWNERSHIP OF SUBJECT SHARES

Name and Address	Subject Shares beneficially owned	Registered Holder if different from beneficial owner	Total number of Subject Shares owned or controlled